UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number   001-1143

CVRD INCO LIMITED

(Exact name of registrant as specified in its charter)

200 Bay Street, Royal Bank Plaza, Suite 1600, South Tower, P.O. Box 70, Toronto, Ontario M5J 2K2 (416) 361-7511

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

LYONs Notes due 2021; Convertible Debentures due 2023; Subordinated Convertible Debentures due 2052; 7.75% Notes due 2012; 5.70% Debentures due 2015; and 7.20% Debentures due 2032

(Title of each class of securities covered by this Form)
     Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports from the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☐	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☒

PART I
     Item 1. Exchange Act Reporting History
     Not applicable.
     Item 2. Recent United States Market Activity
     Not applicable.
     Item 3. Foreign Listing and Primary Trading Market
     Not applicable.
     Item 4. Comparative Trading Volume Data
     Not applicable.
     Item 5. Alternative Record Holder Information
     Not applicable.
     Item 6. Debt Securities
     As at November 15, 2007, the number of record holders worldwide of the classes of securities covered by this Form were:

LYONs Notes due 2021:	11
Convertible Debentures due 2023:	20
Subordinated Convertible Debentures due 2052:	3
7.75% Notes due 2012:	32
5.70% Debentures due 2015:	29
7.20% Debentures due 2032:	25
     Item 7. Notice Requirement
     Not applicable.
     Item 8. Prior Form 15 Filers
     A. CVRD Inco Limited, as successor to Inco Limited, filed a Form 15 on January 4, 2007 to suspend its reporting obligations under Section 15(d) of the Securities Act of 1933, pursuant to Rule 12h-3, with respect to each class of securities covered by this Form.
     B. Not applicable.

PART II
     Item 9. Rule 12g3-2(b) Exemption
     Not applicable.
PART III
     Item 10. Exhibits
     None.
     Item 11. Undertakings
     The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
     (1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
     (2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
     (3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

     Pursuant to the requirements of the Securities Exchange Act of 1934, CVRD Inco Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, CVRD Inco Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: November 19, 2007	CVRD Inco Limited
	By:	/s/ Carl J.A. DeLuca
		Name:	Carl J.A. DeLuca
		Title:	Deputy General Counsel and Assistant Secretary

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